Mail Room 4561

December 14, 2009

George Metrakos
Chief Executive Officer
GMS Capital Corp.
3456 Melrose Ave.
Montreal, Quebec H4A2S1 Canada

> **Re:** **GMS Capital Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 30, 2009**
> **File No. 333-162201**
>
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Filed November 30, 2009**
> **Forms 10-Q/A for Quarterly Periods Ended March 31 and**
> **June 30, 2009**
> **Filed on November 30, 2009**
> **File No. 000-53519**

Dear Mr. Metrakos:

We have reviewed your response to our letter dated October 28, 2009 and have the following comments. References to prior comments in this letter relate to comments in our letter dated October 28, 2009.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Cover page

1.   Your responses to comments 3 and 9 indicate that the escrow agreement between you and Gilles Poliquin, Attorney, has been amended and filed as exhibit 10.5 to your amended registration statement. However, we note that the Emas Escrow Agreement is still filed as exhibit 10.5 to your filing. Please ensure that the

escrow agreement with Gilles Poliquin is filed as an exhibit to your amended registration statement.

Item 3. Summary Information and Risk Factors

We will incur increased costs as a result of being a public company, which could affect our profitability and operating results, page 18

2.   Your reference to the new rules implemented by the Nasdaq National Market implies that you are or will be trading on the Nasdaq National Market. Please clarify for investors that your shares of common stock are currently not trading on the Nasdaq National Market or delete such reference.

Plan of Distribution, page 21

3.   In your response to comment 12, you state that you do not plan to seek an exemption from registration in any states. Please clarify which states you intend to register for sale your securities.

4.   Further, you state that investors interested in buying shares in this offering should remit checks payable to you and mail the checks directly to your business location. Please tell us how you intend to use an escrow agent to facilitate this offering.

5.   In your response to comment 13, you clarify that officers, directors, employees, and affiliates will be allowed to participate in this offering. Please address the remainder of this comment (i.e., disclose whether they will be allowed to purchase the requisite number of shares required to meet the minimum shares sold during this offering).

Customers, page 45

6.   In your response to comment 17, you indicate that NTD Apparel represents 100% of your maintenance, subscription, and professional services but that you have not yet formalized your agreement. To the extent that you have agreed on terms, please include a description of the material terms of your agreement with NTD Apparel pursuant to Item 101(h)(4)(vi) of Regulation S-K.

Research and Development, page 47

7.   We note in your response to comment 30, that you did not spend funds on research and development in the fiscal years 2007 and 2008. However, your disclosure on page 47 and in Note 2 to your Financial Statements implies that you have incurred costs on activities that relate to research and development of new

products. Please clarify that you have not incurred any expenses in the fiscal years 2007 and 2008.

Certain Relationships and Related Transactions, page 52

8.   In your response to comment 24, you indicate that funds were advanced to Teliphone Inc., a related company, which were subsequently returned, prior to March 31, 2009. However, we note that this disclosure is not included in your filing pursuant to Item 404(d) of Regulation S-K. Please disclose this transaction fully in your amended registration statement, including the names of parties involved, or tell us why you think that disclosure is not required. Similarly, please disclose the names of those parties referenced in Note 6 (page F-19) and Note 5 (page F-39) to your Financial Statements or tell us why you think disclosure is not required.

Item 15. Recent Sales of Unregistered Securities, page 59

9.   We note that in response to comment 26, you state that your conversion of 2,578,000 shares of Metratech Retail Systems Inc. to GMS Capital Corp. is the same reincorporation process described in Note 1 to your Financial Statements. Please explain the exemption from registration that you relied upon for this transaction.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 3. Legal Proceedings, page 14

10.   We note your response to comment 28 and the updates made to your Form S-1. However, references to a subsidiary of your company still appear within your Form 10-K. This comment also pertains to your amended Forms 10-Q. Please ensure that you revise your filings accordingly.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 23

11.   We have reviewed your response to prior comment 32 and note that in your amended Form 10-K your report on disclosure controls and procedures, which was included in your original Form 10-K, has been omitted. Revise to provide the disclosures required under Item 307 of Regulation S-K. To the extent you include a definition of disclosure controls and procedures in your disclosure, please include the entire definition as set forth in Exchange Act Rule 13a-15(e). This comment also pertains to your amended Forms 10-Q.

Item 15. Exhibits, page 30

12.   Please update your exhibits list to your Form 10-K to ensure that only those documents pertaining to your Form 10-K are filed. In this regard, we note that you have included exhibits that pertain to your Form S-1 registration statement and have not included the certifications required by your Chief Financial Officer and Chief Executive Officer. Please revise accordingly.

* * *

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director